

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Mr. John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re:** **Brookfield Office Properties Inc.**
> **Amendment No. 12 to Schedule 13E-3**
> **Filed by Brookfield Property Partners L.P. et al.**
> **Filed April 25, 2014**
> **File No. 005-59615**

Dear Mr. Stinebaugh:

We have reviewed your filing and have the following comment.

<u>Exhibit (a)(22) − Press Release</u>

1. We note disclosure regarding the treatment of preferred shares under the plan of arrangement. Please confirm that you intend to comply with Rule 13e-4(g) with respect thereto, or provide an analysis as to why you believe that compliance with that provision is not required in this circumstance.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Mile T. Kurta, Esq.
Torys LLP